United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2016

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Vale clarifies Public Civil Action

Rio de Janeiro, May 13, 2016 — Vale S.A. (“Vale”) discloses that, pursuant to CVM Instruction No. 358/2002, as amended, it has learned that a Public Civil Action (Ação Civil Pública) has been filed by Associação Indígena Bayaprã de Defesa do Povo Kikrin do O-Odja and Associação Indígena Porekro de Defesa do Povo Xikrin do Catetê (“Autoras”), related to the indigenous component study of the S11D Project environmental license before the 12th Federal Court at Marabá in the state of Para, against Vale S.A., Fundação Nacional do Índio — FUNAI, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis — IBAMA and Banco Nacional do Desenvolvimento Econômico e Social -  BNDES.

The authors of the claim are requesting the suspension of the environmental license of the S11D project until consultation with the supposed indigenous communities affected, the payment of R$ 2 million per month to the village until studies are finalized, material damage in the connection to the supposedly studies not realized and moral damages in the amount of R$ 1,000,000,000.00. Additionally, it was assigned the cause a value of R$ 72,385,600,000.00.

Vale clarifies that amount of the cause bears no relationship with any of the claims, being only indicated by the authors as “S11D investment profile”. Moreover, the amounts requested in connection to moral damages and the request to consult the communities are completely unfounded, mainly due to the fact that these communities are located more than 12 kilometers away from the project, a longer distance than the 10 kilometers required by the legislation for mandatory consultation of indigenous communities during the environmental licensing process of projects.

Vale will adopt all measures to guarantee its right of defense in due legal course.

Finally, Vale also discloses that during the environmental licensing process it has taken all the required studies related to indigenous communities and has fulfilled all public audiences required by law, having the process being properly conducted by IBAMA and followed by FUNAI.

For further information, please contact:

+55-21-3485-3900

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: May 13, 2016		Director of Investor Relations